Exhibit 99.3

AMENDED AND RESTATED ASSISTED LIVING CONSULTANT AND OPERATIONS AGREEMENT

      THIS AMENDED AND RESTATED ASSISTED LIVING CONSULTANT AND OPERATIONS AGREEMENT (this "Agreement") is made and entered on December 27, 2002, by and between ALTERRA HEALTHCARE CORPORATION, a Delaware corporation ("Alterra"), and AHC TENANT, INC., a Delaware corporation ("Client").

WITNESSETH:

      WHEREAS, Client currently leases the facilities described in Exhibit A attached hereto and incorporated herein by this reference (each a "Facility" and collectively, the "Facilities"), which provide assisted living, dementia and/or specialty care services to the elderly, from Borrower (as defined below) pursuant to the Master Lease;

     WHEREAS, pursuant to that certain Assisted Living Consultant Management Services Agreement (Post Sublease) dated as of July 16, 1999, between Alterra and Client, Alterra currently manages the Facilities, and each of Alterra and Client desire to amend and restate such agreement in its entirety and replace it with this Agreement;

     WHEREAS, Alterra is engaged in the business of providing consultant and management services to owners and operators of assisted living, dementia and other specialty care facilities ("Assisted Living Facilities") and has acquired and/or developed procedures, systems, controls and forms to assist owners of Assisted Living Facilities in the operation and management of such facilities;

     NOW, THEREFORE, in consideration of the premises and of the promises and agreements hereinafter set forth and for other good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, Client and Alterra mutually agree as follows:

     Capitalized terms used herein and not defined herein shall have the respective meaning set forth in that certain Amended and Restated Trust Agreement, dated as of December 20, 1999 (together with all amendments, restatements, supplements and other modifications from time to time thereto, the "Trust Agreement") by and among PITA GENERAL CORPORATION, an Illinois corporation (the "Borrower"), ZC SPECIALTY INSURANCE COMPANY, a Texas corporation (the "Surety"), LASALLE BANK NATIONAL ASSOCIATION, as trustee for the holder of Commercial Mortgage Pass Through Certificates Series 2000- ZC2 (successor in interest to Greenwich Capital Financial Products, Inc.) (the "Lender"), Alterra, Client, SELCO SERVICE CORPORATION, an Ohio corporation ("Selco"), and BANK ONE, NATIONAL ASSOCIATION, a national banking association (the "Trustee").

ARTICLE I

MANAGEMENT AND OPERATION OF THE FACILITIES

      1.1      Management and Operation. During the Term of this Agreement (as set forth in Article 8 hereof), Alterra will manage and operate the Facilities then subject to this Agreement in accordance with the terms and conditions hereof (such Facilities, the "Managed Facilities"). Alterra shall perform the services required by this Agreement with respect to the Managed Facilities in accordance with the same procedures, practices and techniques Alterra uses in performing such services for other Assisted Living Facilities owned, operated and/or managed by Alterra, shall seek to achieve a level of operating quality (subject to budgetary restraints and Client directives) that is at least as high as that of other Assisted Living Facilities owned, operated and/or managed by Alterra and shall perform such services in accordance with customary industry standards and all applicable federal, state and local laws, rules and regulations, orders, judgments and decrees (hereinafter collectively referred to as "Laws") and all contractual obligations imposed on Client or the Managed Facilities (to the extent known to Alterra). Subject to the provisions hereof and only to the extent permitted by applicable Laws, Client hereby delegates to Alterra, and on and subject to the terms and conditions hereof Alterra hereby accepts and assumes, complete control and responsibility for the management and operation of the Managed Facilities, and Alterra shall use commercially reasonable efforts to exercise such control and responsibility. Without limiting the generality of the foregoing and subject to the provisions of this Agreement, Alterra shall have the following powers and authorities in connection with the performance of its duties hereunder:

           1.1.1     Alterra shall enter into contracts and take such other actions in the name of the Client as Alterra deems appropriate, in its reasonable judgment, to assure an adequate supply of electricity, gas, fuel, water, telephone, television, pest control, linen, garbage removal, snow removal, elevator maintenance, landscaping services and any other similar services as may reasonably be required for the proper operation and maintenance of the Managed Facilities.

           1.1.2      Alterra shall supervise the purchase of such inventories, food, beverages, provisions, supplies and equipment required to properly maintain and operate the Managed Facilities and to contract for the purchase of the same in the name of Client.

           1.1.3      Alterra shall take such steps and file such applications and reports (in the name of Client or Alterra, if required or if deemed appropriate in the reasonable judgment of Alterra) as may be required to comply with the provisions of applicable Laws, including obtaining and preserving all necessary licenses and permits.

           1.1.4      Alterra shall retain the services of counsel, accountants and other professional consultants as Alterra may deem necessary in its judgment for the purpose of carrying out Alterra's duties hereunder. Within 60 days following the date hereof, Alterra shall provide Client with a list of all consultants or other third-party providers of material services to the Facilities (including without limitation any affiliate of Alterra which provides such service), together with any consultants or third party providers that Alterra anticipates will be providing such material services to the Facilities, provided however, such list need not include entities which provide such services in the ordinary course of business and the cost of such services are currently identified in the Facilities budgets provided to the Surety and the Lender, but such schedule should include a listing of providers of legal or accounting services to the Facilities.

           1.1.5      Alterra shall, in its own judgment, initiate in the name of and at the expense of Client, any and all legal actions or proceedings necessary to collect charges or other income due the Managed Facilities, to enforce any agreements with respect to the Managed Facilities with third parties, to collect damages for breach or default by any such third party, to adjust, compromise and settle all accounts, claims, disputes and differences which the Client may have in connection with the operation of the Managed Facilities and to write off or make allowance for such accounts, claims, disputes and differences as Alterra may deem necessary in its judgment, so long as any such action, claim or proceeding does individually represent more than $25,000 in damages or alleged damages, and if such action, claim or proceeding does involve an amount in excess of $25,000 Alterra shall so notify Client of such action, claim or proceeding and consult with Client about the best way to proceed with such action, claim or proceeding.

           1.1.6      Alterra shall recruit, negotiate with, hire, train, supervise, promote, assign, establish the compensation level of, settle labor grievances with respect to, and discharge all personnel deemed by Alterra, in its own judgment, to be necessary for the proper operation and maintenance of the Managed Facilities. All of the employees performing services at the Managed Facilities pursuant to this Agreement shall be employees of Alterra. All salary, fringe benefits and other costs and expenses of employment relating to the employees of Client or Alterra who perform on-site services on a day-to-day basis at the Managed Facilities ("Facility Personnel") shall be at Client's expense (including the reasonably allocable cost of any such on-site personnel whose services may be provided to more than one facility (e.g., sales staff)). All salaries, fringe benefits and other costs and expenses of employment for Alterra employees who perform services for the Managed Facilities but who are not Facility Personnel ("Corporate Personnel"), including, without limitation, the Regional Director, Registered Dietician, Director of Marketing and other corporate management of Alterra, shall be at Alterra's expense. The parties recognize that Corporate Personnel shall have responsibility for multiple facilities, and will not be exclusively dedicated to the Managed Facilities. Alterra will cause appropriate Corporate Personnel to be available to address matters regarding the operation of the Managed Facilities with representatives and designees of Client at Client's request, and, at Client's request (identifying the applicable Client obligation) to assist Client in meeting its obligations under the Transaction Documents to which it is a party relating to the management and operation of the Managed Facilities, as specified by Client, including, without limitation, the preparation of all necessary reports and documents related to the operation of the Managed Facilities as required pursuant to such Transaction Documents.

      1.2      Independent Contractor. Alterra has entered into this Agreement as an independent contractor. Except as expressly provided herein, nothing shall be construed or interpreted to be a delegation by Client to Alterra of any duties, powers or responsibilities of Client, agents or representatives, arising out of Client's operation of the Managed Facilities.

      1.3      Non-Exclusive License. During the Term of this Agreement (as set forth in Article 8 hereof) and for the duration of any Transition Period (as defined in Section 9.4 hereof) with respect to any Managed Facility, Alterra hereby grants to Client, subject to all the terms, provisions and conditions contained herein, a non-exclusive license to operate such Managed Facility utilizing the Alterra System (hereinafter defined) and Alterra Marks (hereinafter defined), or such portion thereof, as Alterra shall elect to utilize in managing and operating such Managed Facility in accordance herewith. An election by Alterra to use a certain Mark or Marks in the operation of any Managed Facility will not be changed without the approval of the Client, which approval shall not be withheld unreasonably.

           1.3.1      For purposes of this Agreement, (i) "Alterra System" shall mean all formats, systems, methods, specifications, standards, procedures, software, systems, manuals and trade dress developed or utilized by Alterra in operating or managing Assisted Living Facilities, as modified from time to time; and (ii) Alterra "Marks" shall mean all service marks, trademarks, logos and commercial symbols, and any associated designs, owned, developed or utilized by Alterra and its subsidiaries in operating or managing Assisted Living Facilities, including, without limitation, the service marks Sterling House®, Crossings®, Wynwood® Clare Bridge®, Clare Bridge CottageSM , Alterra VillaSM , AlterraSM , and Alterra HealthcareSM .

           1.3.2      Notwithstanding anything to the contrary herein except for the covenant not to compete set forth in Section 6.3, Alterra retains, for itself and its affiliates, the right in its sole discretion to:

(i)     Utilize the Alterra System and the Alterra Marks, or any portion thereof, in the management or operation of other Assisted Living Facilities or in connection with any other business in which it or its affiliates may engage, as determined by Alterra in its sole discretion; and

(ii)      Grant other licenses in the Alterra System or Alterra Marks as Alterra, in its sole discretion, deems appropriate.

Any and all improvements to the Alterra System developed at any Managed Facility shall be and become the sole and absolute property of Alterra subject to Client's rights to use the same as provided in this Agreement, and Alterra may incorporate the same into the Alterra System and shall have the sole and exclusive right to copyright, register and protect such improvements.

           1.3.3      Client acknowledges that Client's right to use the Alterra System and the Alterra Marks is derived solely from this Agreement and is limited to such utilization as is expressly permitted by this Agreement. Any unauthorized use of Alterra System or the Alterra Marks by Client shall constitute a breach of this Agreement and an infringement of the rights of Alterra in and to the Alterra Marks or Alterra System, as applicable. The Alterra Marks shall only be utilized as specifically authorized by Alterra in its capacity as manager and operator of the Managed Facilities in accordance herewith. Client shall not use any Alterra Mark as part of any corporate or trade name, and Client shall conduct its business in its own name and shall identify itself as the independent operator of the Managed Facilities. If it becomes advisable at any time in Alterra's reasonable judgment to modify or discontinue the use of any Alterra Mark or Alterra System for the betterment of the management and operation of any Managed Facility, Client shall comply with Alterra's direction with respect thereto upon notice by Alterra to Client, provided that Alterra shall pay or reimburse Client for all expenses incurred in modifying or discontinuing the Alterra Marks. Alterra has not authorized or empowered Client to use the Alterra Marks or the Alterra Systems except as provided in this Agreement and Client shall not employ any of the Alterra Marks in signing any contract, check, purchase agreement, negotiable instrument, legal obligation, application for license or permit, or in any manner that may result in liability of Alterra for indebtedness or obligations of Client.

REPRESENTATIONS AND WARRANTIES

      2.1      Representations and Warranties of Alterra. Alterra represents and warrants that, as of the date hereof: (i) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) it is duly authorized to transact business in, and is in good standing under the laws of each state where it is required to be so qualified except in circumstances in which the failure to be so qualified will not result in any material adverse affect on Alterra or materially and adversely affect the ability of Alterra to perform its obligations hereunder; (iii) the execution of this Agreement and the performance of its duties and responsibilities hereunder will not violate its Restated Certificate of Incorporation or Bylaws or any other material agreement to which it is a party or require the consent or approval of any third person or entity; (iv) neither Alterra nor any director or officer of Alterra nor any Assisted Living Facilities currently or previously owned or managed by Alterra has been convicted (as to Facilities, during such times as Alterra owned or managed such Facilities) of any act or omission constituting a felony under the laws of any state or constituting Medicare or Medicaid fraud or any other offense or violation under Titles XVIII, XIX or XX of the Social Security Act, as amended (v) it has the requisite authority to execute this Agreement and to perform its duties and responsibilities hereunder; and (vi) upon the execution and delivery of this Agreement by Alterra, this Agreement will constitute its valid and binding obligation enforceable against it in accordance with its terms.

      2.2     Survival of Representations. The representations and warranties of Alterra shall survive the date of this Agreement.

ARTICLE 3

CORPORATE PERSONNEL SERVICES

      During the Term of this Agreement with respect to any Managed Facility (as set forth in Article 8 hereof), in addition to causing the Facility Personnel to perform all such day-to-day management and operations functions as are necessary or appropriate to the conduct of the business of such Facility in accordance herewith, Alterra agrees to cause its Corporate Personnel to provide the following services with respect to each such Facility during the Term hereof applicable to such Managed Facility:

      3.1      Staff and Personal Care Services. Alterra will furnish the Managed Facility, at Alterra's expense, with access to a Regional Director, who will be an employee of Alterra. The Regional Director will, under Alterra's supervision, manage, advise, and assist the director of each Managed Facility ("Facility Director") in establishing policies and objectives for the staff and others providing personal care services and providing resident care and services. The Regional Director will manage, assist and advise each Managed Facility in formulating, implementing and maintaining a standard of care which complies with all applicable Laws and which meets with Client's approval, such approval not to be unreasonably withheld.

      3.2      Activities and Social Services Programs. The Regional Director will, under Alterra's supervision and at its expense, advise and assist the Program Activity Director of each Managed Facility in establishing activities and social services for each Managed Facility's residents. In addition, the Regional Director will assist each Managed Facility in formulating, implementing and maintaining quality activities and social services programs for residents of each Managed Facility in accordance with all applicable Laws.

      3.3     Laundry and Housekeeping Services. The Regional Director will, under Alterra's supervision and at its expense, advise and assist each Managed Facility in establishing laundry and housekeeping policies, philosophies and objectives to provide each Managed Facility with laundry and housekeeping services.

      3.4      Dietary Services. Alterra will furnish each Managed Facility, at Alterra's expense, with access to a Registered Dietician who will, under Alterra's supervision, advise and assist each Managed Facility in establishing dietary policies, philosophies, objectives and cost control methods to provide each Managed Facility's residents with dietary services. The Registered Dietician will advise and assist each Managed Facility in formulating, implementing and maintaining such policies, philosophies, objectives and cost control methods.

      3.5     Other Services. Alterra will furnish and perform, at Alterra's expense, consultant and management services, data processing services, accounting services and other administrative and clerical functions as are necessary for the proper utilization of the administrative systems, forms and procedures developed by Alterra for use in the operation of each Managed Facility.

      3.6      Personnel of the Managed Facility. Alterra will formulate and implement at each Managed Facility personnel policies and procedures and administer personnel matters.

      3.7     Maintenance of the Managed Facilities. Alterra will furnish, at Alterra's expense, each Managed Facility with access to Alterra's staff construction manager, who will, under Alterra's supervision, advise and assist each Managed Facility Director in implementing a maintenance program for such Managed Facility.

      3.8      Budgets. Alterra shall present Client with a proposed operating budget and proposed capital budget for each Managed Facility at least ten (10) days prior to the beginning of each fiscal year, provided however, Client hereby agrees that in the case of fiscal year 2003, Alterra shall have until December 31, 2002 to present such Budget. Client will review each budget for approval within thirty (30) days following submission by Alterra. If Client objects to a proposed budget, the most recently approval annual budget shall remain in effect until such time as a new operating budget or capital budget is approved by Client.

ARTICLE 4

MANAGEMENT FEE

      4.1     Management Fee.

(a)      During the Term hereof (as defined in Article 8), the Manager shall be paid a Management Fee (as defined in the Trust Agreement) based upon a specified percentage (as set forth in the definition of Management Fee) of Facility Revenues. For the purposes hereof the term "Facility Revenue" shall mean Operating Revenue of the Managed Facilities under and as defined in the Trust Agreement. Not later than twenty (20) days after the end of each calendar month, Alterra shall certify the amount of Facility Revenue at each Managed Facility.

(b)      The Management Fee shall be calculated and payable monthly in arrears in accordance with the definition of Management Fee and in accordance with the terms and provisions of that certain Flow of Funds Agreement dated as of December 20, 1999, as amended, between Surety, Lender, Pita, Client, Trustee, Alterra and the JV Entities (the "Flow of Funds Agreement").

(c)      Except for the Management Fee and reimbursable expenses as provided in this Agreement, neither Alterra nor any of its affiliates shall receive any compensation or payment from Client or the Managed Facilities except with the prior written consent of Client.

      4.2      Expenses

(a)      During the Term of this Agreement with respect to any Managed Facility (as set forth in Article 8 hereof), except as otherwise provided in this Agreement, Client will be responsible for all operating costs, expenses, fees, losses, taxes and charges which pertain to the operations of any Managed Facility, including the wages and other payroll expenses of the Facility Personnel. Client will promptly (and in any event within the time frames specified in the Trust Agreement and the Flow of Funds Agreement) reimburse Alterra for all such Operating Expenses (as defined in the Flow of Funds Agreement) paid or funded by Alterra on Client's behalf.

(b)      Alterra shall deliver to Client periodically (but not less often than monthly) and as reasonably requested by Client schedules and statements documenting its reimbursable expenses.
ARTICLE 5

INSURANCE

      During the Term of this Agreement applicable to any Managed Facility (as set forth in Article 8 hereof), Alterra, on behalf of and at the expense of Client, will negotiate, procure and maintain in full force and effect, for each of the Managed Facilities then subject to this Agreement, insurance against the fire and other hazards, personal property damage, general liability and such other insurance as is generally maintained by Alterra for the protection of the other Assisted Living Facilities owned, operated or managed by Alterra, and to the extent such insurance does not comply with the insurance requirements set forth in the Master Lease between Pita and Client, Alterra shall promptly notify Client of such non-compliance (and a copy of such notice shall be sent by Alterra to Surety and the Lender), other than such noncompliance as is disclosed on Schedule 5 attached hereto. Alterra shall be an additional insured, under the policies of fire and other hazards, personal property damage, general liability and professional liability insurance maintained by Alterra on behalf of and at Client's expense. In addition, Alterra shall maintain, at Client's expense, professional liability insurance and worker's compensation insurance covering its employees, and Client shall be named as additional insureds thereunder. Such insurance policies and the professional liability and worker's compensation insurance policies shall provide that (to the extent available on commercially reasonable terms) the coverages provided thereby may not be canceled without the issuer giving thirty (30) days prior written notice of such cancellation. Alterra shall provide to Client upon Client's request such certificates evidencing the insurance Alterra is obligated to maintain.

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ARTICLE 6

CERTAIN RESTRICTIONS ON ALTERRA

      6.1      Approval of Certain Expenditures. Subject to the Flow of Funds Agreement, notwithstanding any provisions herein to the contrary (except for payroll and related costs of Facility Personnel which are not subject to the provisions below), no single non-budgeted expenditure which exceeds $10,000 for any Managed Facility (or any non-budgeted expenditure of any amount if the total non-budgeted expenditures for such fiscal year have been or would thereby be in excess of $25,000 for any Managed Facility) shall be made on Client's behalf by Alterra without Client's prior written approval; provided, however, that (i) expenditures required by the Flow of Funds Agreement or the Master Lease, (ii) expenditures which in the judgment of Alterra involve imminent danger to life or property, or which are immediately necessary in the reasonable judgment of Alterra for the preservation and safety of any Managed Facility or for the safety of the residents, or (iii) expenditures which are reasonably required in the judgment of Alterra to avoid the suspension of any necessary service to any Managed Facility, may be made by Alterra irrespective of the limitations imposed by this Section. Notwithstanding this authority as to such expenditures, it is understood and agreed that Alterra will, if at all possible, confer immediately with Client regarding every such expenditure. If Alterra requests Client's approval with respect to any disbursement, Client shall approve or disapprove the same within ten (10) days, and any failure to respond shall be deemed approval.

      6.2      Compliance with Governmental Directives. Alterra shall take, or cause to be taken, any and all such further acts as may be necessary to comply with any Laws applicable to Alterra or Client, in each case, with respect to the operation and management of the Managed Facilities. Subject to the limitations contained in Section 6.1 of this Agreement, Alterra shall not take any action under this Section if Client is diligently contesting in good faith any purported non-compliance or has notified Alterra in writing of Client's intention to contest any such purported non-compliance. Alterra shall promptly notify Client in writing of any notice of non-compliance within ten (10) business days following receipt.

      6.3     Covenant Not to Compete. During the Term of this Agreement with respect to each Facility (as set forth in Article 8 hereof) and for a period of twelve months after termination (or non renewal) hereof with respect to any such Facility, each of Client and Alterra agrees that it shall not, and it shall not permit any of its subsidiaries or other affiliates to, own in whole or in part, operate, manage or have any interest in any assisted living facility or any property which is being developed for operation as an assisted living facility (excluding any such facility or property owned, operated or managed by Alterra as of the date hereof and set forth on Schedule 6.3 hereof, or any facility hereinafter acquired by Alterra or its subsidiaries as a result of any merger or business combination with another multi-facility operator), or (in the case of Alterra) license any other entity to use any of the Alterra System or Alterra Marks in connection with the ownership, operation or management of any assisted living facility, which is located closer than ten (10) miles to any such Facility. Client may assign its rights to this covenant not to compete to any purchaser of any of the Facilities. Each of Client and Alterra expressly acknowledges that irreparable loss and injury would result to Client or Alterra (as the case may be) or to a party to whom Client may have sold a Facility upon the breach of any of the covenants contained in this Section 6.3 and that damages arising out of such breach would be difficult to ascertain. The parties hereby agree that, in addition to all other remedies provided at law or in equity, Client or Alterra (as the case may be) or any purchaser of a Facility to whom Client has assigned its rights hereunder may petition and obtain from a court of law or equity both temporary and permanent injunctive relief to prevent a breach by the other party of any covenant contained in this Section 6.3.

ARTICLE 7

CONTRACTS

      During the Term applicable to each Managed Facility, all residency agreements and contracts for the provision of care with residents of such Managed Facility shall, to the extent required by applicable law, be executed by Alterra (assignable to Client or any purchaser of such Managed Facility upon termination of this Agreement with respect to such Managed Facility, to the extent permissible under all applicable governmental licensing regulations and other law) and all other contracts for the operation of such Managed Facility shall be executed by Alterra in the name of Client, and Client hereby appoints Alterra as its attorney-in-fact for the purpose of negotiating and entering into such contracts. Alterra shall promptly investigate what Managed Facilities require that Alterra, as the holder of the license for such Managed Facilities, execute the residency agreement with each resident at such Managed Facilities and which Managed Facilities under applicable law, allow such residency agreements to be executed with Client. Based upon such investigation, and upon the request of the Client, Alterra shall assign any such residency agreements permitted to be so assigned to Client under applicable law. If Alterra executes any such contract in the name of Alterra which, by its provisions, is assignable by the parties thereto, then upon the termination of this Agreement with respect to such Managed Facility, Alterra agrees to assign such contract to Client, and Client agrees to accept such contract assigned from Alterra. Effective on the effective date of such assignment, Client shall assume and agree to be fully bound by the terms and provisions of the assignment and shall indemnify and hold Alterra harmless from and against any and all damages, costs or expenses arising under such contract for actions, omissions or events which arose after the effective date of such assignment. Alterra further agrees not to directly solicit any residents (or any family members or other applicable decision makers of such residents) of such Managed Facility under such contracts for a period of one year after termination of Alterra's management of such Managed Facility or during the term of this Agreement; provided, however, that general mass market advertising such as radio, television, mass mailing or newspaper or magazine advertising conducted by Alterra in the markets in which Managed Facilities and other Assisted Living Facilities owned, operated or managed by Alterra are located shall not be deemed to violate this Article 7, but any type of direct mail or direct e-mail advertising directed at any resident (or any family members or other applicable decision makers of such resident) shall be prohibited during the time period set forth above.

ARTICLE 8

TERM

     Upon execution hereof, this Agreement shall be binding on the parties hereto and shall expire by its own terms in accordance with the terms and provision hereof at the expiration of each calendar month with respect to all Managed Facilities unless the Client delivers to Alterra a duly completed and duly executed renewal notice, in the form of Exhibit B hereto (a "Renewal Notice"), no earlier than the 23rd calendar day nor later than the last Business Day of any such calendar month, whereupon this Agreement shall be renewed for the following calendar month for each Managed Facility covered by such Renewal Notice and shall expire by its own terms with respect to any Managed Facility for which the term was not renewed under such Renewal Notice. Such Renewal Notice shall only be effective if the acknowledgment thereto has been duly executed and delivered by the Controlling Party, provided however, (i) if the Client fails to deliver a Renewal Notice prior to the last Business Day of such calendar month, this Agreement shall automatically renew for a single 10 day grace period to provide the Client and the Controlling Party an opportunity to deliver to the Manager such Renewal Notice, and (ii) if no such Renewal Notice is received at the expiration of such 10 day grace period, this Agreement shall expire by its own terms which respect to each of the Managed Facilities then remaining under management hereunder. If the Client delivers a Renewal Notice renewing the term of this Agreement for certain Managed Facilities only, this Agreement shall expire by its terms with respect to the Managed Facilities not so renewed (such Managed Facilities, the "Terminated Facilities") and the Manager shall continue to act as manager and perform its obligations hereunder with respect to such Terminated Facilities (or, upon expiration of this Agreement in its entirety, all of the Managed Facilities then remaining under management) for a fixed 90 day period or such shorter period as Lessee may direct (the "Wind Down Period"). Any such Renewal Notice shall specifically identify, on Appendix A thereto, the Managed Facilities as to which such Renewal Notice applies, and to the extent a Managed Facility is not so specifically identified on such Appendix A or no such Renewal Notice is issued, this Agreement shall expire with respect to such Managed Facility in accordance with the term and provisions hereof (including, without limitation, the commencement of the Wind Down Period). Subject to the other termination provisions contained in Article 9 hereof, if and to the extent the Client and the Controlling Party execute and deliver to the Manager a duly completed Renewal Notice, the Manager shall be obligated to continue to perform its obligations hereunder with respect to the Managed Facilities identified on Appendix A to such Renewal Notice in accordance with the terms and provisions hereof during the immediately following calendar month renewal term (such period as to any Managed Facility, the "Term" as to such Managed Facility), provided however in no event shall the Term hereof for any Managed Facility extend beyond 11:59 pm on July 16, 2009.

ARTICLE 9

TERMINATION

      9.1      Termination by Client without Cause. Client may terminate this Agreement without cause, as to all or any one or more Managed Facilities, upon not less than thirty (30) days' prior written notice.

      9.2      Termination for Cause. This Agreement may be terminated prior to the expiration of the Term (as defined in Section 8 hereof) of this Agreement, without prejudice to any other rights or remedies available to the terminating party under this Agreement or applicable Laws, for any of the following:

(a)      Alterra may terminate this Agreement at any time following THIRTY (30) days prior written notice to Client if Alterra does not receive its Management Fee or other amounts owed to it pursuant to, and in accordance with this Agreement (except in the case of reimbursable operating expenses, in which case the applicable period shall be FIVE (5) days prior written notice to Client), provided however, if and to the extent that during such THIRTY (30) or FIVE (5) day period, whichever is applicable, Client pays to Alterra all such amounts owed to Alterra, such termination notice shall be null and void.

(b)      Either party may terminate this Agreement immediately upon written notice to the other party if (i) a petition of bankruptcy is filed (or other commencement of a bankruptcy or similar proceeding shall have occurred) against the other party without its consent under applicable bankruptcy, insolvency or similar laws as now or hereafter in effect, and such proceeding is not dismissed within 60 days thereafter; (ii) the other party consents to the institution of bankruptcy or insolvency proceedings against it or files a petition, answer or consent seeking reorganization or relief (other than as a creditor) under the U.S. Bankruptcy Code or any other federal or state law relating to bankruptcy or insolvency; (iii) the other party consents to the appointment of a receiver; (iv) the other party makes an assignment for the benefit of its creditors or (v) the other party admits in writing that it is unable to pay its debts generally as they become due.

(c)      Client may terminate this Agreement in its entirety or as to one or more Managed Facilities immediately upon written notice to the other party if: (i) any Managed Facility has its state operating or any equivalent license or permit suspended, revoked or otherwise terminated; (ii) such suspension, revocation or termination remains in effect for ninety (90) days; and (iii) such suspension, revocation or termination materially and adversely impacts the ability of the Client and Alterra to continue to operate such Managed Facility in the manner then applicable in accordance with applicable Laws.

(d)      Client may terminate this Agreement in the event of gross negligence or willful misconduct by Alterra in the management and operation of any Facility.

      9.3      Alterra Termination Right. Alterra shall be entitled to terminate its management of all Managed Facilities hereunder, on an all or none basis, by giving Client, Surety, Trustee and Lender not less than 180 days advanced written notice of its desire to so terminate this Agreement (the "Alterra Termination Notice"), provided however, Alterra may not deliver any such Alterra Termination Notice until January 1, 2004.

      9.4      Agreement to Cooperate. Upon the termination of this Agreement with respect to any Managed Facility pursuant to this Section 9, Alterra shall cooperate with Client in effecting an orderly transition to any successor manager of such Terminated Facility in order to avoid any interruption in the rendering of services to Client and residents of the Terminated Facilities and shall, to the extent necessary to permit the continued, uninterrupted operation of the Terminated Facilities by Client (or its successor manager) following such termination, permit any licenses held by Alterra with respect to the Terminated Facility or Facilities to continue to be utilized by Client or its successor manager on terms that are customary in connection with the sale of operating assisted living facilities in the jurisdiction in which each such Terminated Facility is located (including, as applicable, entering into lease, sublease, management or sub-management relationships with Client or its successor manager) and otherwise undertake all reasonably necessary action to assist and aid in the transfer of the licenses related to each Terminated Facility or the relicensing of such Terminated Facilities, as the case may be; provided, however, that (i) Alterra shall be entitled to require reasonable indemnification from the Client for risks to Alterra associated with the transfer of such licenses, and (ii) Alterra's obligation under this Section 9.2 shall not extend beyond (x) 180 days following such termination or (y) the amount of time necessary to effectively transfer such licenses or to relicense such Terminated Facility or Facilities, as the case may be (the "Transition Period"). Alterra shall undertake all commercially reasonable efforts to facilitate the transfer of management and such licenses to the new manager or operator of such Terminated Facilities during the Transition Period. During such Transition Period, Alterra shall receive its applicable management fees in accordance with Section 4 hereof so long as it is cooperating in good faith to effectuate such transition, including, without limitation, providing any subsequent manager, with all contracts, documents, books, records, forms, reports and computer files in the possession of Alterra regarding the Terminated Facilities (subject to any restrictions imposed by applicable law).

ARTICLE 10

INDEMNIFICATION

      10.1      Indemnification. Alterra covenants and agrees to indemnify, defend and hold harmless Client, Surety, Backstop Insurer, Borrower, Lender, each Noteholder, each of their respective shareholders, officers, and directors (collectively, each an "Indemnified Party") from and against any damages, losses, costs or expenses, including, but not limited to, any and all claims, demands, causes of action, court costs, fines, damages, judgments and reasonable attorneys' fees (collectively, "Damages"), incurred by such Indemnified Party in connection with or as a result of any misconduct by or negligence of Alterra in the provision of the healthcare management and consultant services provided in this Agreement. Alterra's indemnity shall survive the termination of this Agreement.

      10.2      Claims for Indemnification. The Indemnified Party will give Alterra prompt written notice of any claim for Indemnification required by Section 10.1; provided, however, that no failure or delay by any such Indemnified Party in providing such notice shall relieve Alterra of its obligations hereunder. If such claim involves any claim, assessment, action, suit or proceeding brought by any third party ("Third Party Claim"), such Indemnified Party may, at Alterra's expense, defend itself from such Third Party Claim or instruct Alterra to undertake the defense thereof, in which case, Alterra shall meet with and consult with the Indemnified Party concerning such defense during the course thereof. Notwithstanding anything herein to the contrary, Alterra shall not, without the Indemnified Party's written consent (such consent not to be unreasonably withheld), settle or compromise any Third Party Claim or consent to entry of any judgment in respect thereof, unless Alterra delivers to the Indemnified Party a letter of credit in the amount of such proposed settlement, which letter of credit shall expire upon the payment of all amounts owed by Alterra or such Indemnified Party in connection with such settlement or compromise of such Third Party Claim.

ARTICLE II

MISCELLANEOUS

      11.1     Access to Books and Records. Client shall have the right to a full, complete and accurate accounting from Alterra with respect to the operation of each Managed Facility then subject to the terms of this Agreement and shall reasonably cooperate with Alterra in every way to provide such accounting. Alterra and Client, and their representatives, shall have the full right and power to inspect all books, records and pertinent documents and information of each Managed Facility (collectively, the "Information"), whether in the possession of Client or Alterra. Client, and its representatives, shall have the right to enter upon any part of the Managed Facility at all reasonable times for the purpose of examining or inspecting the Information, examining or making extracts of the books and records of such Managed Facility or for any other purpose which the Client, in its discretion, shall deem necessary or advisable; provided, however, that any examination, inspection or extracting of the Information shall be done with as little disruption to the business of such Managed Facility as reasonably possible. Client shall cooperate with Alterra in every reasonable respect and shall furnish Alterra with all of the information required by it for the performance of Alterra's services under this Agreement, and shall permit Alterra to examine and copy any data in the possession and control of Client affecting such Managed Facility and the provision of Alterra's services under this Agreement.

      11.2     Force Majeure. Neither party shall be deemed to be in violation of this Agreement if such party is prevented from performing any of its obligations hereunder (other than financial obligations) for any reason beyond its control, including, without limitation, acts of God or the public enemy, the elements, or any applicable laws.

      11.3      Alterra Affiliation. Alterra shall provide Client with suitable signs and appropriate decals indicating Alterra' affiliation with each Managed Facility. It is specifically understood, however, that such signs and decals shall remain the property of Alterra, and Alterra shall have the right to reclaim and remove such signs and decals from the premises of each Managed Facility upon termination of this Agreement.

      11.4     RESERVED.

      11.5      Non-Employment; Availability for Employment.

(a)      Except in the case of termination of Alterra for cause as set forth in Section 9.2 of this Agreement, during the Term of this Agreement with respect to any Managed Facility, and through the period ending six (6) months thereafter, Client shall not (and client shall not permit any other party operating such Managed Facility) to directly or indirectly employ, attempt to employ or assist anyone else in employing, any Corporate Personnel (as defined in Section 1.1.6 hereof) of Alterra (regardless of whether such employment is full time or pursuant to a written contract with Alterra), without first obtaining the written consent of Alterra unless Alterra terminates such Corporate Personnel. Upon termination or non-renewal of this Agreement as to a Managed Facility, Alterra shall not directly or indirectly employ, attempt to employ or assist anyone else in employing, any Facility Personnel (as defined in Section 1.1.6 hereof) of Alterra (regardless of whether such employment is full time or pursuant to a written contract with Alterra), without first obtaining the written consent of Client, unless both Client and any other party operating such Managed Facility chooses not to hire or chooses to terminate such Facility Personnel. In addition, if such Facility Personnel quits, the provisions of the preceding sentence shall apply. Alterra shall use its best efforts to make available to Client, or any other party operating such Managed Facility, for employment by Client or such other party all of such Facility Personnel (as defined in Section 1.1.6 hereof) of such Managed Facility.

(b)      The parties expressly acknowledge that irreparable loss and injury would result to them upon the breach of any of the covenants contained in this Section 11.5 and that damages arising out of such breach would be difficult to ascertain. The parties hereby agree that, in addition to all other remedies provided at law or in equity, a party may petition and obtain from a court of law or equity both temporary and permanent injunctive relief to prevent a breach by the other party of any covenant contained in this Section 11.5.

      11.6      Notices. Each notice, request, demand or other communication ("Notice") by either party to the other party pursuant to this Agreement shall be in writing, and, except for purchase orders, order acknowledgements and routine documentation and correspondence, shall be personally delivered or sent by certified mail, return receipt requested, postage prepaid, or by commercial courier, charges prepaid, or by facsimile transmission (but each such Notice sent by facsimile transmission shall be confirmed by sending the original thereof to the other party by U.S. mail or commercial courier as provided herein), addressed to the address of the receiving party set forth below or to such other address as such party shall have communicated to the other party in accordance with this Section. Any Notice hereunder shall be deemed to have been given and received when personally delivered, on the date when sent by facsimile or on the third business day following the date when sent by mail or commercial courier.

If to Alterra:

ALTERRA HEALTHCARE CORPORATION
10000 Innovation Drive
Milwaukee, WI 53226
Attn: Mark W. Ohlendorf
Telephone: 414/918-5403
Fax: 414/918-5055

With a copy to:

Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street, NE
Atlanta, GA 30303
Attn: Alan C. Leet, Esq.
Telephone: 404/420-4616
Fax: 404/522-2224

If to Client:

AHC TENANT, INC.
c/o AHC Acquisition Co.
48 Wall Street
New York, NY 10005
Attn: Orlando Figueroa
Telephone: 212/346-9007
Fax: 212/346-9012

With a copy to:

Loeb & Loeb
345 Park Avenue
New York, NY 10154-0037
Attn: Harry Prawer
Telephone: 212/407-4953
Fax: 212/407-4990

      11.7     Applicable Law. The interpretation, validity, and performance of this Agreement shall be governed by the internal laws of the State of Wisconsin.

      11.8      Successors and Assigns. Client may assign its rights pursuant to this Agreement to any purchaser or operator of any Managed Facility. Alterra shall not have the right to assign this Agreement or the rights and interest provided to Alterra hereby, except with the prior written consent of Client. Alterra shall have the right to employ, retain or subcontract with other persons, firms or corporations to perform all or any part of the services to be performed hereunder. The terms, provisions, obligations and conditions of this Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the parties hereto.

      11.9     Headings. The headings and captions used in this Agreement are for convenience only and shall not be considered part of the subject matter of this Agreement or used to interpret or construe any provision hereof.

      11.10      Facsimile Signature; Counterparts. This Agreement may be executed by facsimile signature and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      11.11      Waiver and Compliance. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the other party, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      11.12      Entire Agreement. Each of the parties hereto intend this Agreement and the Transaction Documents (to the extent specifically incorporated herein) to be the final expression of their agreement with respect to the subject matter hereof and is the complete and exclusive statement thereof, notwithstanding any representation or statements to the contrary heretofore made. This Agreement may be modified only by written instrument signed by each of the parties hereto.

      11.13      RESERVED.

      11.14      Certain Rules of Construction. The use of the singular or masculine pronoun in this Agreement shall include, wherever appropriate, the plural and feminine. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent and no rule of strict construction shall be applied against any party by virtue of its counsel having drafted this Agreement or otherwise.

      11.15      No Representation as to Results. Client acknowledges that Alterra is not the guarantor of the operating results of any Managed Facility, and that Alterra shall have no liability to Client hereunder for failure of any Managed Facility to achieve operating results projected in any business plan or projections.

      11.16      Notice and Cure. In the event that either Client or Alterra shall fail to comply with, or shall otherwise breach, the terms of this Agreement, such failure to comply or breach shall not be deemed to be a default unless and until the party failing to comply with or breaching the terms of this Agreement has failed to cure such failure to comply or breach: (i) within ten (10) days following notice of such failure to comply or breach given by the other party hereto in the case of any obligation hereunder to make any monetary payment or (ii) within thirty (30) days following notice of such failure to comply or breach given by the other party hereto in all other cases.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, as of the date and year first above written.

ALTERRA HEALTHCARE CORPORATION

By: Mark W. Ohlendorf
Title:Senior Vice President

AHC TENANT, INC.

By: Orlando Figueroa
Title:Vice President

EXHIBIT A
THE MANAGED FACILITIES

Alterra Clare Bridge at Vinings Place
Alterra Clare Bridge of Citrus Heights
Alterra Clare Bridge of Colorado Springs
Alterra Clare Bridge of Decatur
Alterra Clare Bridge of Denver
Alterra Clare Bridge of East Mesa
Alterra Clare Bridge of Overland Park
Alterra Clare Bridge of Peoria
Alterra Clare Bridge of Reno
Alterra Clare Bridge of Roanoke
Alterra Clare Bridge of Sandy Springs
Alterra Clare Bridge of South Park
Alterra Clare Bridge of Sun City West II (Deer Valley)
Alterra Wynwood of Boynton Beach East
Alterra Wynwood of Boynton Beach West
Alterra Wynwood of Brea
Alterra Wynwood of Dunedin
Alterra Wynwood of Emerson
Alterra Wynwood of Palmer Ranch East
Alterra Wynwood of Sandy Springs
Alterra Wynwood of Sarasota
Alterra Wynwood of Tucson
Alterra Wynwood of Wayne
Alterra Wynwood of West Orange
Alterra Wynwood of Westlake
Alterra Wynwood of Whittier

Exhibit B
to

Amended and Restated Assisted Living Consultant and Management Services Agreement

RENEWAL NOTICE

____________, 200__

Alterra Healthcare Corporation
[Address]
Attention:

      Reference is made to that certain Amended and Restated Assisted Living Consultant and Management Services Agreement dated as of December __, 2002 between Alterra Healthcare Corporation, a Delaware corporation ("Alterra") and AHC Tenant, Inc., a Delaware corporation ("Client") (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Management Agreement"). Pursuant to this Renewal Notice, and in accordance with Article 8 of the Management Agreement, Client hereby notifies Alterra that it has elected to renew the Management Agreement to [Insert Date corresponding to the last day of the [next] [current] calendar month]* with respect to the Managed Facilities set forth on Appendix A hereto. Pursuant to the provisions of Section 8 of the Management Agreement, this Renewal Notice shall only be effective if it is duly acknowledged by the Controlling Party (as defined in Article 8 of the Management Agreement).

      IN WITNESS WHEREOF, this Renewal Notice has been duly executed and delivered as of the date first written above by the respective duly authorized officer set forth below:

AHC Tenant, Inc.
By:_____________________
Name: __________________
Title: ___________________

Acknowledged, Accepted and Agreed
ZC SPECIALTY INSURANCE COMPANY
(in its capacity as Controlling Party under the Trust Agreement)

By:_____________________
Name: __________________
Title: ___________________

*Chose option based upon whether notice is given during last 7 or 8 days of existing calendar month or is being given during the renewal grace period during the first 10 days of a calendar month.

APPENDIX A

TO RENEWAL NOTICE

LIST OF MANAGED FACILITIES SUBJECT TO MANAGEMENT AGREEMENT